3/22

AB 3/21/06

06004825

SEC MAIL RECEIVED PROCESSING SECTION MAR 01 2006 WASH. D.C. 156

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-028475~~ 8-28475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
AIG Plaza, 4th Floor , 250 Muñoz Rivera Avenue
(No. and Street)

Hato Rey	**Puerto Rico**	**00918**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E.L. Alvey **(201) 352-4382**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1000 Scotiabank Plaza, 273 Ponce de León Avenue, Hato Rey		**P.R.**	**00917-1989**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, E.L. Alvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of New York
County of Nassau

Sworn before me this 21st day of Feb. 2006:

Signature

Principal Financial Officer
Title

Notary Public

BRUCE VAN ALLEN
Notary Public, State of New York
No. 01VA6064805
Qualified in Nassau County
Commission Expires October 1, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2005 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Miguel A. Ferrer
CEO
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 43,773

Sworn and subscribed before me by Miguel A. Ferrer, in his capacity as CEO of UBS Financial Services Incorporated of Puerto Rico, of legal age, single and resident of San Juan, Puerto Rico, of whom I personally know, this 13th day of February, 2006.

Notary Public

STATEMENT OF FINANCIAL CONDITION
UBS Financial Services Incorporated of Puerto Rico
(a subsidiary of UBS Financial Services Inc.)

December 31, 2005
with Report of Independent Auditors

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917-1989

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2005
(In thousands of dollars)

Assets	
Cash and cash equivalents	$ 144
Securities and cash segregated and on deposit for federal and other regulations	3,034
Trading assets, at fair value	28,605
Trading assets, pledged to creditors, at fair value	166,020
Total trading assets	194,625
Securities purchased under agreements to resell	472,336
Receivables:	
Interest	1,364
Brokers and dealers	546
Fees and other	225
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $10,085	8,662
Other assets	13,925
	$694,861
Liabilities and stockholder's equity	
Securities sold under agreements to repurchase	$321,757
Trading liabilities, at fair value	191
Payables:	
Interest	956
Brokers and dealers	535
Other liabilities and accrued expenses	4,309
Accrued compensation and benefits	17,492
Payable to affiliated companies	200,610
	545,850
Subordinated liabilities	27,900
Stockholder's equity	121,111
	$694,861

See notes to statement of financial condition.

(In thousands of dollars, except share data)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

UBS Financial Services Incorporated of Puerto Rico (the Company) is incorporated in Puerto Rico and is a wholly owned subsidiary of UBS Financial Services Inc. (UBSFSI). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which in turn is a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with its affiliates.

The Company is a registered broker-dealer that engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), *Share-Based Payment* (SFAS 123(R)). SFAS 123(R) is a revision of SFAS 123, *Accounting for Stock-Based Compensation* (SFAS 123) and supersedes APB Opinion 25, *Accounting for Stock Issued to Employees.* SFAS 123(R) is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Company adopted SFAS 123(R) effective January 1, 2005 using the modified prospective method. Further information regarding the adoption of SFAS 123(R) can be found in Note 9.

1. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements (continued)

In May 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections*, which supersedes APB Opinion 20 and FASB 3, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle as well as the changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Company's statement of financial condition.

Trading Assets and Liabilities

Trading assets and liabilities are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities.

The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

1. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

Derivative instruments held or issued for trading purposes are marked-to-market daily with the resulting unrealized gains and losses recorded on the statement of financial condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors. The Company held no derivative contracts at December 31, 2005.

Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal, and United States government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty on the statement of financial condition.

In the normal course of business, the Company obtains securities under agreements to resell, on terms which permit it to repledge or resell the securities to others. At December 31, 2005, the Company obtained securities with a fair value of $528,058 on such terms, of which $334,885 have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

1. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.*

The Company files income tax returns with the Commonwealth of Puerto Rico.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximate fair value.

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including repurchase agreements, certain payables and subordinated liabilities are carried at fair value or contracted amounts approximating fair value.

Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions.

(In thousands of dollars, except share data)

1. Summary of Significant Accounting Policies (continued)

Merger of Paine Webber International Incorporated of Puerto Rico

During the current year Paine Webber International Incorporated of Puerto Rico, a wholly owned subsidiary of UBS Financial Services Inc., merged with and into the Company. The merger was accounted and effective on January 1, 2005. The results of operations of the acquired business have been included in the Company results of operations since January 1, 2005. All the properties and assets of Paine Webber International Incorporated of Puerto Rico, both, real and personal, tangible and intangible of every kind and nature and all obligations and liabilities were transferred effective January 1, 2005.

Following is a summary of the aggregate book values of the assets acquired and liabilities assumed on January 1, 2005:

Current assets	$ 53
Due from affiliates companies	8,591
Total assets acquired	8,644
Due to affiliated companies	2,214
Current liabilities	17
Net assets acquired	$6,413

2. Trading Assets and Liabilities

At December 31, 2005, trading assets (including those pledged to creditors) and liabilities recorded at fair value, consisted of the following:

Trading assets:	
U.S. government obligations	$165,799
Equities	22,813
Puerto Rico municipal obligations	3,940
Debt	1,542
Mortgage-backed securities	531
	$194,625
Trading liabilities:	
Mortgage-backed securities	$ 191
	$ 191

2. Trading Assets and Liabilities (continued)

Trading assets pledged to creditors, included in the statement of financial condition, represent proprietary positions, which have been pledged as collateral to counterparties on terms that permit the counterparties to sell or repledge the securities to others.

Trading liabilities represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of trading liabilities may exceed the amount reflected in the statement of financial condition.

3. Related Party Transactions

The Company meets its short term financing needs by borrowing from UBSFSI. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2005, the Company had resale agreements of $223,770 with mutual funds co-managed by an affiliate.

UBSFSI provides various administrative and operational services for the Company. The Company is charged interest on a portion of its payables to affiliates based on the federal funds rate or the London Interbank Offered Rate (LIBOR).

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

4. Subordinated Liabilities

Under the terms of the Subordinated Term Note (the Note) between the Company and UBSFSI, the Company was obligated to UBSFSI for $2,900 due on October 31, 2006. The maturity date is automatically extended for one year unless the Board of Directors of UBSFSI votes not to renew this loan. The Note bears interest based on the federal funds rate or LIBOR.

4. Subordinated Liabilities (continued)

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and UBSFSI, UBSFSI has agreed to make revolving credit loans to the Company up to a maximum of $75,000 from time to time until April 17, 2006. At December 31, 2005, there was $25,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on LIBOR.

The Note and Junior Subordinated borrowings are subordinated to claims of general creditors, are covered by agreements approved by the New York Stock Exchange, Inc. (NYSE), and are included as regulatory capital by the Company for the purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instrument. The Company has a variety of methods to monitor its market risk profile. The senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies on a daily basis. The Company also utilizes the independent risk control group of UBSFSI which aids in setting and monitoring risk management and control policies of the Company, including monitoring adherence to established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Market risk modeling is based on estimating potential loss through models such as Value-at-Risk. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk control group.

5. Risk Management (continued)

Credit Risk in Proprietary and Client Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions including brokers and dealers, banks, and institutional clients. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers and resale and repurchase agreements are generally collateralized by cash, mortgage-backed, municipal, United States government and agency securities. Additional collateral is requested when considered necessary.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2005 were settled without adverse effect on the Company's statement of financial condition.

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on- or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. During 2005, the Company engaged in underwriting and other financing activities primarily with municipalities and other financial institutions. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry.

The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with financial institutions including banks, brokers and dealers, and mutual funds.

5. Risk Management (continued)

Operating Risk

Operating risk focuses on the Company's ability to accumulates, process and communicates information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms. The internal control environment includes various oversight functions, such as Audit, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on the Company's behalf.

6. Commitments and Contingencies

The Company has been named as a defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's statement of financial condition.

In the normal course of business, the Company enters into underwriting commitments. Settlement of these transactions at December 31, 2005 would not have had a material impact on the Company's statement of financial condition.

7. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise and vesting of employees' UBS stock options and changes in market price between the grant date and vesting date of UBS restricted stock.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2005, the Company's net capital, as defined, was $98,560 which exceeded the minimum net capital requirement by $94,315.

Dividend payments, equity withdrawals, and advances to UBSFSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

9. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor.

Effective January 1, 2005, the Company adopted the provisions of SFAS 123(R) using the modified prospective method. Prior periods were not restated, in accordance with the provision of SFAS 123(R).

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

(In thousands of dollars, except share data)

9. Employee Incentive Awards (continued)

The fair value of options granted during 2005 was determined using the following assumptions:

Awards	Weighted Average	Range Low	Range High
Expected volatility (%)	23.36	15.21	27.21
Risk free interest rate (%)	4.11	1.91	4.63
Expected dividend	3.77	2.43	8.24
Strike price	88.21	78.49	96.52
Share price	86.79	78.49	96.52

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

Certain eligible employees of the Company participate in the UBSFSI PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six to ten year period. The awards are expensed on a straight line basis over the vesting period.

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. These employee forgivable loans ("EFLs") have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement.

10. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

For financial reporting purposes, deferred tax assets are included in other assets in the statement of financial condition and are reflected without reduction for a valuation allowance. The net deferred tax asset of $7,073 is composed of $5,813 attributable to employee benefits, $1,130 attributable to a net operating loss which will expire in 2012, and $130 attributable to other assets.